UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Cool Holdings, Inc.

(Full Name of Registrant)

N/A

(Former Name if Applicable)

2001 NW 84th Avenue

(Address of Principal Executive Office (Street and Number))

Miami, FL 33122

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Cool Holdings, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the “Form 10-K”) by the prescribed filing deadline (May 14, 2020) without unreasonable effort and expense for the reasons set forth below. The Company expects to complete and file the Form 10-K within fifteen calendar days of the original prescribed due date.

The Company was unable to timely prepare the Form 10-K by the filing deadline because the Company requires additional time to integrate the financial statements of the Company with the financial statements of Simply Mac, Inc., an entity the Company acquired on September 25, 2019.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Vernon A. LoForti	(619	857-4209
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☐  Yes    ☒  No

The registrant was unable to file Form 8-K/A to amend the Current Report on Form 8-K filed on September 26, 2019 to file the financial statements of Simply Mac under Item 9.01(a), as well as the pro forma financial information of the Company under Item 9.01(b).  The registrant expects to file this Form 8-K/A prior to filing its Annual Report on Form 10-K for the year ended December 31, 2019 within the fifteen-day extension period.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cool Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 14, 2020	By:	/s/ Vernon A. LoForti
Vernon A. LoForti, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

FORM 12b-25

NOTIFICATION OF LATE FILING

Part IV (3) -- Explanation of Response

Following the acquisition of Simply Mac, Inc. on September 25, 2019, the registrant anticipates that its results of operations included in the registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 will reflect an increase of approximately 163% in Net Sales, an increase of 134% in Cost of Sales, an increase of 352% in gross profit and an increase of 109% in Selling, General and Administrative Expenses compared to the fiscal year ended December 31, 2018.